FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15b - 16 of
The Securities Exchange Act of 1934

For the period of May 6, 2003

TAG Oil Ltd.

(Translation of registrant's name into English)

887 Helmcken Street, Vancouver, BC, V6Z 1B1 Canada

(Address of Principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F   X                   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes               X                   No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-3346.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAG Oil Ltd.

(Registrant)

Date: May 6, 2003                  "Garth Johnson"
                                                (Signature)

                                                Garth Johnson
                                                (Name)

                                                Secretary/CFO
                                                (Title)

This is the form of material change report required under section 85(1) of the Securities Act.

FORM 53-901F

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1. Reporting Issuer

TAG Oil Ltd.
887 Helmcken Street
Vancouver, B.C. V6Z 1B1

Item 2. Date of Material Change

On or about May 06, 2003

Item 3. Press Release

May 06, 2003, Vancouver, B.C.

Item 4. Summary of Material Change

Vancouver, BC, May 6, 2003 - TAG Oil Ltd., (OTCBB: TAGOF) Chairman of the Board of TAG Oil, Alan Hart, announced today that Mr. Drew Cadenhead has been appointed the Company's new President and CEO replacing Mr. Hart, effective immediately. Mr. Cadenhead will also join the Company's Board of Directors.

In addition, long-time Director, Bernhard Zinkhofer, tendered his resignation to the Board of Directors. The Company will continue to rely on Mr. Zinkhofer as the Company's legal counsel.

Item 5. Full Description of Material Change

Refer to SCHEDULE "A" below.

Item 6. Reliance on Section 85(2) of the Act

N/A

Item 7. Omitted Information

None

Item 8. Senior Officers

Garth Johnson, Corporate Secretary and Chief Financial Officer

(604) 682-6496

Item 9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

May 6, 2003                  "Garth Johnson"
                                       Garth Johnson, Corporate Secretary/Chief Financial Officer

Place of Declaration: Vancouver, British Columbia

SCHEDULE " A "

CONSULTING, INCENTIVE SHARES AND NON-COMPETITION AGREEMENT

THIS AGREEMENT made effective April 24, 2003

                  BETWEEN:

                  TAG OIL LTD. a company incorporated under the laws of Yukon
                  Territory with business offices at 887 Helmcken Street, Vancouver,
                  British Columbia, V6Z 1B1
                  (the "Company")

                  AND:

                  RIMU RESOURCES LTD. ("RIMU"), of 4019 15 Street, SW, Calgary, Alberta, T2T 4A8
                  (the "Consultant")

                  AND: Drew Cadenhead of the same address as the Consultant ("Cadenhead")

WHEREAS the Consultant is wholly-owned by Cadenhead and the Company wishes to retain the Consultant and the Consultant has agreed that Cadenhead, on behalf of the Consultant shall provide oil and gas exploration executive services to the Company.

NOW THEREFORE, in consideration of the mutual promises and covenants as hereinafter set forth, the parties hereto agree as follows:

PROVISION OF SERVICES

The Company hereby retains the services of the Consultant and the Consultant hereby agrees to provide executive services of Cadenhead from the Consultants workplace in Calgary, Alberta to enable the Company to compete in the oil and gas exploration business in North America upon the terms and conditions set forth in this Agreement. If the Company deems it necessary for the Consultant to provide executive services to the Company from a different city, then the Company agrees to cover reasonable moving expenses associated with doing so to a maximum of $15,000 or any other amount pre-approved by two other board members.

Consultant and Cadenhead hereby unconditionally guarantee to the Company that Cadenhead will remain the sole shareholder of Consultant during the term of this agreement or any extension thereof and Cadenhead shall guarantee to the Company the due performance of the Consultant's obligations herein subject to the terms and conditions hereof .The Consultant agrees that the services herein contemplated to be performed by the Consultant shall be performed throughout the term here of by Cadenhead. All confidentiality and non-competition provisions herein shall also apply directly to Cadenhead and every other person who may from time to time provide services to the Company on behalf of the Consultant.

TERM

Term for Services. The term for the provision of services by the Consultant to the Company will commence one month after the Company's signing date and will continue for twelve months (the "Term"). The Term may be extended thereafter upon the mutual agreement of the parties annually by written notice given by either party providing such extension is accepted by the other party at least 30 days before each of the anniversaries of this Agreement.

Prior Agreements. This Agreement will continue in full force and effect during the Term unless terminated in accordance with 6. This Agreement supersedes any prior employment or consulting arrangements or agreements between the Company (including all of its affiliates) and the Consultant and/or Cadenhead.

COMPENSATION

For services rendered by the Consultant pursuant to this Agreement the Company will pay the Consultant consideration of CAD$148,000 per year, payable monthly in arrears. In addition upon the agreement being signed, the Company will pay the Consultant a signing bonus of CAD$12,000 when the contract commences one month after the signing date below.

DUTIES

The Consultant shall cause Cadenhead, to act as the Company's President, Chief Executive Officer as well as Director and will provide services to assist in the development of Company's business implementing a strategy for executing the business plan and other duties and assignments as may be from time to time determined by the Board of Directors of the Company.

Expenses. The Company will reimburse reasonable out-of-pocket business expenses incurred by the Consultant on behalf of the Company to the Consultant. Expenses in excess of $500 individually or $1000 in aggregate per month must be pre-approved by two other board members.

FULL TIME SERVICES

The Consultant shall cause Cadenhead to devote substantially full time attention, energies and best efforts to the Company but it may engage in other business activity outside of normal business hours as long as such activity does not unreasonably interfere, compete with or conflict with the duties of the Consultant hereunder. The Consultant shall be paid for 52 weeks per year but shall be obligated to perform services hereunder for only 48 weeks to permit it to allow Cadenhead an annual vacation at times to be mutually agreed with the Company.

ENTITLEMENT TO SUBSCRIBE FOR INCENTIVE SHARES

As additional incentive for the Consultant to use its best efforts in providing services to the Consultant is hereby granted the right to purchase 1,400,000 common shares (the "Incentive Shares") of the Company, according to the terms listed in Exhibit "1" hereto.

The Consultant agrees to vote the Incentive Shares at the direction of the Board of the Company at all shareholders' meetings of the Company held within a period of three years from the date hereof. The Consultant shall forthwith on request execute and deliver a proxy on the Incentive Shares to the secretary of the Company prior to the time required for deposit of proxies in order to facilitate this undertaking.

In the event that this agreement is terminated for cause or not renewed by either party in their sole discretion upon expiry of each of the first three one-year terms, then the Consultant agrees to immediately sell back to the Company the Incentive Shares at a price of US$0.005 per share. Any of the Incentive Shares, which do not vest during the fourth year of this Agreement, will also be resold to the Company on the same terms. The Company's corporate secretary from time-to-time appointed shall keep possession of certificates representing the Incentive Shares pending their release to the Consultant after three years or re-purchase by the Company. The Consultant agrees that he shall neither agree to nor purport to, sell, transfer, pledge or otherwise deal with the Incentive Shares prior to completion of four full years of service hereunder. In addition, Cadenhead hereby unconditionally guarantees to the Company that he will continue to be the sole shareholder of Consultant during the first four years hereof and he shall cause abide by all the terms and conditions hereof as if he were the Consultant herein.

The Consultant agrees to abide by the resale restrictions set forth in Exhibit 1 in respect of the Incentive Shares as well as all applicable securities laws in regards thereto.

The Consultant agrees to duly and promptly pay all taxes related to the remuneration and benefits (including the Incentive Shares) received in connection with this Agreement and to save harmless the Company and its officers and directors in connection with this undertaking.

The Company, agrees to appoint, the Company's Canadian counsel as determined from time to time as escrow agent to administer the Incentive Shares in accordance with the terms hereof. The Company, the sole shareholder and the Consultant agree to enter into an escrow agreement in such counsels' usual format.

The Company may in its sole discretion permit Cadenhead to hold or acquire the foregoing options or Incentive Shares personally for tax minimization reasons, subject to the Consultant's written consent, but in such event all the restrictions and agreements herein provided with respect to such shares and options shall then apply to Cadenhead

TERMINATION

Termination With Cause. The Company may, at any time, without advance notice to the Consultant, or payment of any compensation in lieu of notice, forthwith terminate the services of the Consultant for cause. The term "cause" means (i) a persistent breach of this Agreement by the Consultant and the Consultant fails to cure the breach within thirty days following written notice by the Company; or (ii) the existence of factors such as malfeasance or gross negligence entitling the Company to terminate the Consultant at common law or (iii) Cadenhead no longer being solely responsible to provide the services of the Consultant hereunder or Cadenhead ceasing to wholly-own and manage the Consultant.

Termination Without Cause. In addition to the Company's discretion to not renew this Agreement, the Company may at any time, upon 45 continuous days advance notice to the Consultant, forthwith terminate the services of the Consultant other than for cause. In the case of termination other than for cause, all unvested options will immediately vest and the Company will be liable to pay the Consultant an amount equal to one- quarter its annual aggregate compensation hereunder. This Agreement will terminate upon the death or disability (incapacity for not less than 45 days) of t Cadenhead, which termination will be deemed to be "other than for cause".

Termination by the Consultant. The Consultant may terminate the provision of its services under this Agreement on not less than 30 days' notice to the Company, in which case the obligations of the Company will be the same as though the services were terminated for cause.

Other Claims. The Consultant acknowledges and agrees that the notice and provisions for compensation on termination provided in this Section are fair and reasonable and agrees that upon any termination of the Consultant's services by the Company, or upon any termination of this Agreement by the Consultant, neither the Consultant nor Cadenhead will haveany action, cause of action, claim or demand against the Company or any other person as a consequence of such termination.

Resignation. On termination hereof, Cadenhead shall resign from any office or directorship of the Company and any affiliate forthwith.

In the event of termination prior to the third anniversary hereof the Consultant (and/or Cadenhead as the case may be) will immediately sell the Incentive Shares back to the Company at $0.005 each.

Cadenhead shall not be personally entitled to any additional consideration from the Company for personally supplying any of the services of the Consultant hereunder or for personally serving as an officer or director of the Company.

CONFIDENTIAL INFORMATION AND WORK PRODUCT

The Consultant will not, during the Term or at any time after the termination of his services by the Company, use for himself or others, divulge or convey to others, or aid or abet others to divulge or convey to others, any information or knowledge relating to the properties, prospects and business of the Company, or any of their affiliates, including information relating to employees, customers or suppliers, and intellectual property in any way obtained by him during his association with the Company or in any way obtained by other employees of the Company, unless (i) such information, knowledge, data or property is properly in the public domain other than through a breach of this Agreement; (ii) the Consultant has received prior authorization by the Company or such use divulgence or conveyance is reasonably necessary in the course of the Consultant's duties; or (iii) required by law. All intellectual property, resource property prospects and work product conceived or developed by the Consultant during the term hereof enures to the Company absolutely.

Notwithstanding anything else in this Agreement, it is expressly acknowledged and understood by the Consultant that all of the work product of the Consultant while employed by the Company (both before and after the date of this Agreement) shall belong to the Company absolutely and notwithstanding the generality of the foregoing, all patents, inventions, improvements, notes, documents, correspondence produced by the Consultant during the term of employment hereunder shall be the exclusive property of the Company. The Consultant further agrees to execute without delay or request for further consideration any necessary patent assignments, conveyance or other documents and assurances as may be necessary to transfer all rights to same to the Company. In the event of the termination of the Consultant for any reason hereunder, the Consultant shall promptly turn over to the Company all of the foregoing intellectual property which is evidenced by any physical documentation (whether written, digital, magnetic, electronic or otherwise) or any other of the Company's assets or property in his possession or under his control.

SURVIVAL OF COVENANTS

Except as otherwise specifically provided herein and notwithstanding the termination of the services of the Consultant or termination of this Agreement, the covenants, representations and warranties contained in 8and 10 hereof will survive such termination and will continue in force and effect for the benefit of the Company for a time period unlimited in duration.

NON-COMPETITION COVENANTS OF THE EXECUTIVE

Definitions. In this Section:

"Business" means the business carried on by the Company and its affiliates relating to exploration for oil and gas;

"Competitive Business" means any business which is involved in the exploration or development of oil and gas permits, properties or concessions in which the Company is active in the investigation, negotiation or exploration of at the time of termination hereof;

"Customer" means any person who has been a customer of the Company or its affiliates at any time within a period of one year prior to the date of termination or expiration of this Agreement;

"Restricted Area" means 50 miles from any prospect or property referred to under Competitive Business; and

"Restricted Period" means two years from the date of termination of this Agreement whether by expiry or voluntary or involuntary termination.

Non-Competition. The Consultant will not, during the Restricted Period and within the Restricted Area,

directly or indirectly carry on, engage in or participate in, any Competitive Business either alone or in partnership or jointly or in conjunction with any other person;

directly or indirectly assist (as principal, beneficiary, director, shareholder, partner, nominee, executor, trustee, agent, servant, employee, independent contractor, supplier, consultant, lender, guarantor, financier or in any other capacity whatever) any person to carry on, engage in or participate in, a Competitive Business; and

have any direct or indirect interest or concern (as principal, beneficiary, director, shareholder, partner, nominee, executor, trustee, agent, servant, employee, consultant, independent contractor, supplier, creditor or in any other capacity whatever) in or with any person, if any part of the activities of such person consists of carrying on, engaging in or participating in a Competitive Business except holding securities of a public company constituting less than 10% of its outstanding share capital;

Non-Solicitation. During the Restricted Period and within the Restricted Area, the Consultant will not,

directly or indirectly solicit any Customer;

directly or indirectly assist (whether as principal, beneficiary, servant, director, shareholder, partner, nominee, executor, trustee, agent, employee, independent contractor, supplier, consultant, lender, financier or in any other capacity whatever) any person directly or indirectly to solicit any Customer; or

have any direct or indirect interest or concern (be it as principal, beneficiary, director, shareholder, partner, nominee, executor, trustee, agent, servant, employee, consultant, independent contractor, supplier, creditor or in any other capacity whatever) in or with any person if any of the activities of which person consists of soliciting any Customer except holding securities of a public company constituting less than 10% of its outstanding share capital;

if such solicitation would, directly or indirectly, be intended to result in a sale of any product or service to such Customer and is directly or indirectly competitive or potentially competitive with any product or service then produced by the Business;.

Employees, etc. The Consultant will not:(a) during the Restricted Period, directly or indirectly, induce any individual who to his knowledge is then employed by the Company or the Parent, or any of their subsidiaries, to leave the employ of the Company or the Parent, or any of their subsidiaries without the prior written consent of the Company.

Covenants Reasonable. The Consultant agrees that,

the covenants in this Agreement are reasonable in the circumstances and are necessary to protect the Company; and

the breach by him of any of the provisions of this Agreement would cause serious and irreparable harm to the Company, and their shareholders which could not adequately be compensated for in damages in the event of a breach by him of such provisions or an order of injunction being issued against him restraining him from any further breach of such provisions and agrees that such injunction may be issued against him without the necessity of an undertaking as to damages by the Company, or their shareholders; the provisions of this section shall not be construed so as to be in derogation of any other remedy which the Company, or any of their shareholders may have in the event of such a breach.

Covenants Independent. The existence of any claim or cause of action of the Consultant against the Company, or any of their shareholders will not constitute a defence to the enforcement by the Company, or any of their shareholders of the provisions of this Agreement.

Invalidity. In the event that any term or provision of this Agreement shall, to any extent, be invalid or unenforceable, the remaining terms and provisions of this Agreement shall not be affected thereby and shall be valid and enforceable to the fullest extent permitted by law;

Rights in Addition. The rights and remedies of the Company-, hereunder are in addition to and not in substitution for any other rights of remedies which they may have at any time against the Consultant or Cadenhead , at law or in equity.

SUCCESSORS AND ASSIGNS

This Agreement will enure to the benefit of, and be binding upon, the parties hereto and their legal representatives, successors and permitted assigns except that no claims may be asserted by the legal representatives, successors and assignees of Consultant in respect of compensation or other benefits for periods following the death or total incapacity of Cadenhead other than those provided for in this Agreement.

NOTICES

Any notice required or permitted, to be given, under this Agreement will be deemed to have been duly given only if such notice is in writing and is delivered to addresses of the parties hereto first above written. A party may change an address for notices at any time by notice duly given.

GOVERNING LAW

This Agreement is and will be deemed to be made in British Columbia and for all purposes will be governed exclusively by and construed and enforced in accordance with the laws prevailing in British Columbia, and the rights and remedies of the parties will be determined in accordance with those laws.

SEVERABILITY>

If any provision of this Agreement is at any time unenforceable or invalid for any reason it will be severable from the remainder of this Agreement and, in its application at that time, this Agreement will be construed as though such provision was not contained herein and the remainder will continue in full force and effect and be construed as if this Agreement had been executed without the invalid or unenforceable provision.

INDEPENDENT LEGAL ADVICE

Each of the parties hereto acknowledge that they have each received independent legal in relation to the terms and conditions of this Agreement.

IN WITNESS WHEREOF the each of the parties hereto have duly executed and delivered this Agreement as of the day and year first above written.

THE COMPANY:

TAG OIL LTD.

Per:      "Garth Johnson"                                                            April 24, 2003
            GARTH JOHNSON, CORPORATE SECRETARY            Date

THE CONSULTANT:

RIMU RESOURCES LTD.

Per:      "Drew Cadenhead"                                                            April 24, 2003
            DREW CADENHEAD, PRESIDENT                                    Date

            Drew Cadenhead, in his personal capacity
            "Drew Cadenhead"

EXHIBIT 1 Incentive Shares

Per Item 6 of the Consulting and Non Competition Agreement above, the Consultant and its sole shareholder, Mr. Drew Cadenhead, agrees to the following terms to purchase the Incentive Shares being 1,400,000 common shares of the Company as such shares are constituted on the date hereof:

1. The Incentive Shares will be purchased by the sole shareholder of the Consultant, at a price of US$0.005 per share.

2. The Incentive Shares purchased by the sole shareholder of Rimu will be subject the following additional share vesting provisions before they shall belong to the sole shareholder absolutely:

     i) Month 1 to 36 = Zero shares vest

     ii) Month 37 = 350,000 shares vest

     iii) Month 41 = 350,000 shares vest

     iv) Month 45 = 350,000 shares vest

     v) Month 48 = 350,000 shares vest

3. Selling schedule of vested shares (non-cumulative):

     i) Month 1 to 35 = No sales permitted

     ii) Month 36 to 48 = 5,000 shares per calendar month

     iii) Month 49 to 60 = 20,000 shares per calendar month

     iv) All months thereafter = no sales restrictions

4. Items 2 and 3, shall be waived by the Company in the event the Company's board agrees to support a formal take-over bid from a bona fide third party or in the event such a bid is made and at least 50% of the Company's shares (excluding the Incentive Shares) are tendered to the bid.

5. Per Item 6.3 and 6.4 in the Consulting and non-competition agreement, in the event of termination for cause or expiry of the contract, the sole shareholder of the Consultant agrees to sell the Incentive Shares back to the Company, immediately upon termination or expiry, at a price of US$0.005 per share,.